Exhibit 99.2

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

Bezeq - The Israel Telecommunications
Corporation Ltd.
Board of Directors’ Report on the Company’s
Business for the Nine and Three Months Ended September 30, 2014

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the nine months ended September 30, 2014 (“the Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2013 is also available to the reader.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television (presented using the equity method)

It is noted that the Company’s financial statements include an "Others" segment, which comprises mainly online content, commerce and classified advertisement services (through Walla, Walla Shops, Yad2 and other websites) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

On May 20, 2014, the Company completed the sale of the entire share capital of Coral-Tell Ltd., which operates the 'Yad-2' website.

	1-9.2014	1-9.2013	Increase (decrease)		7-9.2014	7-9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	1,695	1,419	276	19.5	428	449	(21)	(4.7)
EBITDA (operating profit before depreciation and amortization)	3,553	3,209	344	10.7	998	1,050	(52)	(5.0)

Results in the Period, as compared to the same period last year, were mainly affected by the sale of all holdings in the shares of Coral-Tell Ltd., and a provision for termination of employment by way of early retirement, as detailed in Note 10 to the financial statements.

Results in the Quarter, as compared to the same quarter last year, were mainly affected by a decrease in the Group’s revenues, partially offset by lower operating expenses and by the Group’s share in the losses of investees.

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	30.9.2014	30.9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	4,094	1,256	2,838	–	The increase was seen across all Group segments, but mainly in Domestic Fixed-Line Communications operations. For more information, see Section 1.3 - Cash Flows, below.
Current and non-current trade and other receivables	3,078	3,832	(754)	(19.7)
This decrease was mainly attributable to a decrease in trade receivables in the Cellular Communications segment, as a result of a decrease in revenues from handsets sold in 36 installments, and a decrease in service revenues.

Other current assets	116	205	(89)	(43.4)
This decrease was attributable to a decrease in assets held for sale in the Domestic Fixed-Line Communications segment and a decrease in inventory in the Cellular Communications and the Domestic Fixed-Line Communications segments.

Intangible assets	1,810	2,105	(295)	(14.0)	The decrease was mainly attributable to the deconsolidation of Coral-Tell Ltd. (see Note 4.2 to the financial statements). Other Group segments also saw a decrease in this item.
Other non-current assets	7,441	7,391	50	0.7	The increase was mainly attributable to growth in property, plant and equipment balances in the Domestic Fixed-Line Communications segment.
Total assets	16,539	14,789	1,750	11.8
Debt to financial institutions and debenture holders	10,363	9,838	525	5.3
The increase was attributable to a debentures issue in the Domestic Fixed-Line Communications segment, by way of an expansion of existing debenture series. The increase was partially offset by repayment of loans and debentures, mainly in the Domestic Fixed-Line Communications and the Cellular Communications segments.

Other liabilities	4,152	2,901	1,251	43.1	The increase was attributable to the dividend payable balance of NIS 1,267 million on earnings from the first half of 2014.
Total liabilities	14,515	12,739	1,776	13.9
Total equity	2,024	2,050	(26)	(1.3)
The decrease in equity was attributable to timing differences between the accrual of earnings in the Company, and their payment as dividends (see Note 7 to the financial statements). Equity comprises 12.2% of the balance sheet total, as compared to 13.9% of the balance sheet total on September 30, 2013.

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.2	Results of operations

1.2.1	Highlights

	1-9.2014	1-9.2013	Increase (decrease)		7-9.2014	7-9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	6,793	7,154	(361)	(5.0)	2,232	2,398	(166)	(6.9)	The decrease was mainly attributable to lower service revenues in the Cellular Communications segment and fixed-line telephone revenues in the Domestic Fixed-Line Communications segment.
Depreciation and amortization	960	983	(23)	(2.3)	327	329	(2)	(0.6)	The decrease was mainly attributable to the Cellular Communications segment.
Labor costs	1,328	1,431	(103)	(7.2)	437	464	(27)	(5.8)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, and the Cellular Communications segment, mainly due to downsizing and a decrease in share-based payments.
General and operating expenses	2,513	2,610	(97)	(3.7)	822	890	(68)	(7.6)	The decrease was attributable to the Domestic Fixed-Line Communications and the Cellular Communications segments, as detailed below.
Other operating income, net	601	96	505	-	25	6	19	-
The increase in income in the Period was attributable to the sale of all of Walla! Communications Ltd.’s holdings in the shares of Coral-Tell Ltd., for a pre-tax profit of NIS 582 million. This increase was partially offset by recognition of expenses from the termination of employment by way of early retirement in the Domestic Fixed-Line Communications Segment. The increase in income in the Quarter was mainly attributable to capital gains in the Domestic Fixed-Line Communications segment.

Operating profit	2,593	2,226	367	16.5	671	721	(50)	(6.9)
Finance expenses, net	113	96	17	17.7	39	45	(6)	(13.3)	The increase in net finance expenses in the Period was attributable to a decrease in net finance income from the Cellular Communications segment.
Share in losses of investees	132	195	(63)	(32.3)	34	88	(54)	(61.4)	This decrease was attributable to a reduction in the losses posted by the Multichannel Television segment.
Income tax	653	516	137	26.6	170	139	31	22.3	The increase in the Period was mainly attributable to an increase in the Group’s pre-tax profit. The increase in the Quarter was attributable to the Domestic Fixed-Line Communications segment.
Profit for the period	1,695	1,419	276	19.5	428	449	(21)	(4.7)

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments.

	1-9.2014		1-9.2013		7-9.2014		7-9.2013
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	3,231	47.6	3,377	47.2	1,081	48.4	1,127	47.0
Cellular Communications	2,584	38.0	2,826	39.5	824	36.9	947	39.5
International Communications, Internet and NEP Services	1,105	16.3	1,064	14.9	385	17.2	360	15.0
Multi-Channel Television	1,284	18.9	1,218	17.0	432	19.4	410	17.1
Other and offsets*	(1,411)	(20.8)	(1,331)	(18.6)	(490)	(22.0)	(446)	(18.6)
Total	6,793	100.0	7,154	100.0	2,232	100.0	2,398	100.0

	1-9.2014			1-9.2013		7-9.2014		7-9.2013
	NIS millions		% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,473		45.6	1,539	45.6	498	46.1	494	43.8
Cellular Communications	375		14.5	532	18.8	122	14.8	172	18.2
International Communications, Internet and NEP Services	175		15.8	171	16.1	59	15.3	55	15.3
Multi-Channel Television	215		16.7	207	17.0	76	17.6	72	17.6
Other and offsets*	355	**	-	(223)	-	(84)	-	(72)	-
Consolidated operating profit/ % of Group revenues	2,593		38.2	2,226	31.1	671	30.1	721	30.1

(*)	Offsets are mainly attributable to the Multi-Channel Television segment, an associate company.
(**)	Includes NIS 582 million in gains on the sale of Coral-Tell Ltd. shares.

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-9.2014	1-9.2013	Increase (decrease)		7-9.2014	7-9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	1,259	1,503	(244)	(16.2)	418	490	(72)	(14.7)	This decrease was mainly attributable to a decrease in ARPU, mainly due to the reduction in call termination rates to fixed-line networks starting December 1, 2013.
Internet - infrastructure	1,030	963	67	7.0	353	332	21	6.3
The increase was mainly attributable to growth in the number of internet subscribers. The increase was partially offset by a decrease in revenues from home router sales following the transition from a sales-based to a rental-based model.

Transmission, data communications and others	942	911	31	3.4	310	305	5	1.6	The increase was mainly attributable to transmission services.
Total revenues	3,231	3,377	(146)	(4.3)	1,081	1,127	(46)	(4.1)
Depreciation and amortization	518	509	9	1.8	178	174	4	2.3
Labor costs	678	755	(77)	(10.2)	227	243	(16)	(6.6)	The decrease was mainly attributable to a reduction in the workforce and share-based payments, and partially offset by higher wages.
General and operating expenses	581	672	(91)	(13.5)	203	224	(21)	(9.4)	This decrease was mainly attributable to a reduction in call completion fees and a reduction in terminal equipment costs following a transition from selling home network routers, to rental.
Other operating income, net	19	98	(79)	(80.6)	25	8	17	-
The decrease in net income in the Period was attributable to a NIS 133 million expense recognized on the termination of employment by way of early retirement (see Note 6 to the financial statements), and a decrease in profit from copper sales. This decrease in income was partially offset by an increase in capital gains on real estate property sales in the Period and Quarter.

Operating profit	1,473	1,539	(66)	(4.3)	498	494	4	0.8
Finance expenses, net	159	162	(3)	(1.9)	56	57	(1)	(1.8)
The decrease was mainly attributable to expenses recognized in the corresponding period and quarter last year on the revaluation of a liability to distribute dividends not meeting the profit test, which expired in the corresponding period last year. The decrease was further attributable to lower interest costs following loan repayments. The decrease in net finance expenses was mostly offset by a reduction in finance income on shareholder loans given to D.B.S. (following a more modest increase in the CPI, as compared to the same period and quarter last year); a reduction in interest income on loans given to investees, following a reduction in the volume of these loans; and interest income on current investments.

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.2.2.	Operating segments

b.	Domestic Fixed-Line Communications Segment (contd.)

	1-9.2014	1-9.2013	Increase (decrease)		7-9.2014	7-9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Income tax	344	318	26	8.2	118	77	41	53.2
In the Period and Quarter, income tax accounted for 26.2% and 26.7%, respectively, of profit after net finance expenses, as compared to 23.1% and 17.6%, respectively, in the same periods last year. This increase was attributable to an increase in the corporate income tax rate in 2014, and to tax-deductible expenses recognized in the corresponding quarter last year on employee options.

Segment profit	970	1,059	(89)	(8.4)	324	360	(36)	(10.0)

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.2.2	Operating segments

C	Cellular Communications segment

	1-9.2014	1-9.2013	Increase (decrease)		7-9.2014	7-9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,869	2,120	(251)	(11.8)	610	710	(100)	(14.1)
The decrease was due to market competition driving down rates and migration of existing customers to cheaper bundles at current market prices, both of which served to lower ARPU. Revenues were also down due to a decrease in the number of subscribers.

Terminal equipment sales	715	706	9	1.3	214	237	(23)	(9.7)
The increase in the present Period was mainly attributable to increased sales volumes for DATA products such as tablets and laptop computers, partially offset by a change in the sales mix and an increase in accessories sales. The decrease in the Quarter was mainly attributable to lower sales volumes.

Total revenues	2,584	2,826	(242)	(8.6)	824	947	(123)	(13.0)
Depreciation and amortization expenses	319	345	(26)	(7.5)	108	111	(3)	(2.7)	The decrease was mainly attributable to assets whose amortization period has ended, and from cessation of discounting subscriber acquisition costs starting 2012.
Salary expenses	312	334	(22)	(6.6)	100	111	(11)	(9.9)
The decrease was mainly attributable to a reduction in the workforce and an increase in the value of executive options in the corresponding period and quarter of last year. The present Period also saw a decrease in incentives and bonuses.

General and operating expenses	1,578	1,615	(37)	(2.3)	494	553	(59)	(10.7)
General and operating expenses were down mainly due to a decrease in the cost of terminal equipment sales, which was mostly due to cost reductions caused by changes to the sales mix and in the Quarter - also due to lower sales volumes (in the Period - the decrease was partially offset by higher sales volumes). General and operating expenses were also down to a reduction in call completion fees following a reduction in call termination rates to domestic fixed-line communication operators, and lower advertising expenses. This reduction in expenses was partially offset by an increase in distribution fee costs, following an increase in the number of subscribers migrating to this segment; a one-time reduction in net collection costs recorded in the same quarter last year; and an increase in site rental fees in the present Period (following a one-time decrease of NIS 30 million recorded in the same period last year after adjusting a liability estimate).

Operating profit	375	532	(157)	(29.5)	122	172	(50)	(29.1)
Finance income, net	49	76	(27)	(35.5)	14	17	(3)	(17.6)
The decrease in net finance income was mainly attributable to a decrease in credit on installment-based terminal equipment sales, increased costs on currency exchange rate differences following gains made by the USD, and in the present Period - also due to adjustment of a one-time liability which lowered finance expenses in the same period last year. The decrease was partially offset by a decrease in interest expenses following a reduction in the average debt.

Income tax	110	154	(44)	(28.6)	36	49	(13)	(26.5)	The decrease was attributable to the reduction in income before taxes.
Segment profit	314	454	(140)	(30.8)	100	140	(40)	(28.6)

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.2.2	Operating segments

D	International Communications, Internet and NEP Services

	1-9.2014	1-9.2013	Increase (decrease)		7-9.2014	7-9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,105	1,064	41	3.9	385	360	25	6.9
The increase was attributable to revenues from enterprise communication solutions (ICT) and data service solutions, and higher internet revenues due to growth in the number of subscribers. This increase was partially offset by a decrease in revenues from outgoing calls, stemming mainly from cellular market migration to plans offering unlimited international calls.

Depreciation and amortization expenses	97	97	-	-	32	33	(1)	(3.0)
Salary expenses	222	213	9	4.2	75	70	5	7.1	This increase was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations.
Operating, general and other expenses	611	583	28	4.8	219	202	17	8.4	This increase was mainly attributable to an increase in ICT and data service expenses, partially offset by a decrease in expenses for outgoing calls, along with the above revenues.
Operating profit	175	171	4	2.3	59	55	4	7.3
Finance expenses, net	7	10	(3)	(30)	2	4	(2)	(50)
Share in the earnings of associates	1	1	-	-	-	1	(1)	(100)
Income tax	45	42	3	7.1	15	13	2	15.4
Segment profit	124	120	4	3.3	42	39	3	7.7

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.2.2	Operating segments

E	Multi-Channel Television

	1-9.2014	1-9.2013	Increase (decrease)		7-9.2014	7-9.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,284	1,218	66	5.4	432	410	22	5.4	This increase was mainly attributable to an increase in the average number of subscribers.
Cost of revenues	820	777	43	5.5	276	258	18	7.0	This increase was mainly attributable to increased depreciation expenses, utilized broadcasting rights, and content costs.
Sales, marketing, general and administrative expenses	249	234	15	6.4	80	80	-	-	The increase was mainly attributable to increased salary costs and depreciation expenses, partially offset by lower advertising expenses.
Operating profit	215	207	8	3.9	76	72	4	5.6
Finance expenses, net	449	504	(55)	(10.9)	162	208	(46)	(22.1)
The decrease was mainly attributable to linkage differences on debentures and on shareholder loans, due to the more moderate increase in the CPI in the present Period and quarter, as compared to last year, and due to changes in the fair value of forward transactions following gains by the USD.

Income tax	1	1	-	-	-	-	-	-
Segment loss	(235)	(298)	63	(21.1)	(86)	(136)	50	(36.8)

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.3	Cash Flow

	1-9.2014	1-9.2013	Change		7-9.2014	7-9.2013	Change
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	3,057	3,217	(160)	(5.0)	950	1,143	(193)	(16.9)
Net cash from operating activities was down due to a decrease in net profit after profit adjustments (in the present Period mainly due to adjustment of net gains on the sale of Coral-Tell Ltd. shares), partially offset in the present Period by a decrease in working capital.

Net cash from (used in) investing activities	(1,579)	(528)	(1,051)	-	(1,022)	246	(1,268)	-
Net cash used in investing activities was up due to a net increase in the purchase of held-for-trade financial assets in the Domestic Fixed-Line Communications segment, partially offset in the present Period by net proceeds on the sale of holdings in the shares of Coral-Tell Ltd.

Net cash from (used in) financing activities	(489)	(2,855)	2,366	(82.9)	998	(1,633)	2,631	-
Net cash used in financing activities was down due to a decrease in dividend payments as compared to the same periods last year, following the final payment of the dividend not meeting the profit test, and due to timing differences on current dividend payments. Furthermore, additional debt was raised in the present Quarter through a debenture issue in the Domestic Fixed-Line Communications segment.

Increase in cash	989	(166)	1,155		926	(244)	1,170	-

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 9,720 million.

Supplier credit: NIS 636 million.

Short-term credit to customers: NIS 2,424 million. Long-term credit to customers: NIS 593 million.

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

1.3.	Cash Flow (contd.)

As of September 30, 2014, the Group had a working capital surplus of NIS 1,530 million, as compared to a surplus of NIS 1,090 million on September 30, 2013.

This increase was attributable to an increase in cash and current investments, mostly offset by dividend payable balances as of the financial position statement date, an increase in current debts to debenture holders in the Domestic Fixed-Line Communications segment, and lower trade receivables balances in the Cellular Communications segment.

According to its separate financial statements, the Company had a working capital deficit of NIS 88 million as of September 30, 2014, as compared to a working capital deficit of NIS 162 million on September 30, 2013.

The Company’s Board of Directors has reviewed the Company’s resources and cash requirements at present and in the foreseeable future, has reviewed the Company's investment needs, and has examined the sources of financing and finance-raising options available to the Company. Based on its review of all the above, the Board of Directors determined that, despite the Company's working capital deficit (according to its separate financial statements), the Company does not face any liquidity problems. The Company can meet its cash requirements at present and in the foreseeable future, both through its existing cash balances, by generating cash from operating activities, by collecting dividends from subsidiaries, and by raising debt from banking and non-banking sources, should the Company so wish.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.	Market Risk - Exposure and Management

The linkage bases report as of September 30, 2014, is not materially different from the report as of December 31, 2013, except for a NIS 438 million increase in CPI-linked liabilities following expansion of Debentures (Series 6) (see Section 5 below). This increase was partially offset by repayment of debentures in the Domestic Fixed-Line Communications and the Cellular Communications segments.

3.	Aspects of Corporate Governance

Disclosure concerning the financial statements’ approval process

3.1	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2013.

3.2	Financial Statements Approval Process

A.	The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of November 2, 2014, and November 6, 2014.

The Committee’s meeting of November 2, 2014, was attended by all Committee members and by the Chairman of the Board, Mr. Shaul Elovitch; Company CEO, Ms. Stella Handler; Deputy CEO and CFO, Mr. David Mizrahi; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; the Legal Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers. The Committee’s meeting of November 6, 2014, was attended, in addition to the above, by the Company secretary, Mrs. Linor Yochelman.

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

B.
The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

C.	The Committee submitted its recommendations to the Company’s Board of Directors in writing on November 6, 2014.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on November 9, 2014.

D.
The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, even taking into account the scope and complexity of these recommendations.

E.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the third quarter of 2014.

4.	Disclosure Concerning the Company’s Financial Reporting

Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

5.	Details of debt certificate series

5.1
On August 18, 2014, the Company completed a private issue to classified investors, effected by way of expanding existing Debentures (Series 6) and Debentures (Series 7) issued by the Company under a shelf prospectus dated June 1, 2011, and an amendment to the said prospectus dated June 22. 2011:

Debentures (Series 6) - an issue of NIS 881,096,000 par value, in consideration for NIS 1,029 million.

Debentures (Series 7) - an issue of NIS 118,904,000 par value, in consideration for NIS 119 million.

The terms of the debentures issued as aforesaid are identical to the terms of the debentures already in circulation from those series.

(See Note 11.1 to the financial statements).

5.2	Debentures (Series 5)

On June 1, 2014, the Company repaid NIS 397,827,674 par value in debentures.

As of September 30, 2014, the par value, revalued to the reporting date, was NIS 987,184,379. The fair value on the stock exchange was 1,058,143,317.

5.3
On May 13, 2014, Standard & Poor’s Maalot Ltd. (“Maalot”) affirmed its ilAA/Stable rating for the Company’s Debentures (Series 5-8). On August 13, 2014, Maalot approved an ilAA/Stable rating for up to NIS 1 billion par value debentures to be issued by the Company as an expansion of Series 6 and 7. Furthermore, on August 13, 2014, Midroog approved an Aa2 rating, with a stable outlook, for up to NIS 1 billion par value debentures to be issued by the Company as an expansion of Series 6 and 7, as well as for the Company’s Debentures (Series 5-8).

For current and historical ratings data for the debentures, see the Company’s (amended) immediate report of May 15, 2014 (ref. no. 2014-01-064836) and August 13, 2014 (ref. no. 2014-01-133185) (Maalot), and its immediate report of August 13, 2014 (ref. no. 2014-01-133236) (Midroog Ltd.). The rating reports are included in this Board of Directors’ Report by way of reference.

Board of Directors’ Report on the Company’s Business for the Period Ended September 30, 2014

6.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of September 30, 2014, see the Company's reporting form on the MAGNA system, dated November 10, 2014.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch	Stella Handler
Chairman of the Board	CEO

Signed: November 9, 2014